UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO-C

(Rule 13e-4)
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

XETA Technologies, Inc.

(Name of Subject Company (issuer)

XETA Technologies, Inc.

(Names of Filing Persons (offeror)

Certain Options to Purchase Common Stock, $0.001 par value

(Title of Class of Securities)

983909102

CUSIP Number of Class of Securities

Robert B. Wagner
Chief Financial Officer, Vice President of Finance and Secretary
XETA Technologies, Inc.
1814 West Tacoma
Broken Arrow, Oklahoma 74012
(918) 664-8200

(Name, address, and telephone numbers of person authorized
to receive notices and communications on behalf of filing persons)

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee*
Not Applicable	Not Applicable

*	No filing fee is required because this filing contains only preliminary communications made before the commencement of a tender offer.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not Applicable
Form or Registration No.: Not Applicable
Filing Party: Not Applicable
Date Filed: Not Applicable

☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☑	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

     PRELIMINARY NOTE: XETA Technologies, Inc.’s Definitive Proxy Statement and related materials for its Annual Meeting of Shareholders to be held on April 6, 2004 (the “Proxy Materials”) contains two proposals asking XETA Technologies shareholders to amend certain XETA Technologies employee benefit plans to permit the exchange of outstanding stock options for new stock options or restricted stock. Disclosures are made in the context of these proposals relating to the likelihood that if the benefit plan amendments are approved by the shareholders, eligible employees will be offered the opportunity to participate in an exchange offer by which outstanding stock options will be exchanged for a lesser number of shares of restricted stock. The Company anticipates responding to questions concerning these proposals at the Annual Meeting, for which it has developed the suggested Q&A script below. The Company’s discussion of these proposals at the Annual Meeting of Shareholders does not constitute an offer to holders of eligible options to exchange their options for shares of restricted stock.

     XETA Technologies has not commenced any such option exchange program. If the shareholders approve the proposals referred to above and XETA Technologies elects to proceed with any such option exchange program, eligible employees will be sent written materials explaining the precise terms and timing of the exchange offer. In that event, eligible employees are urged to read those written materials carefully when they become available, because they will contain important information about the exchange offer. Upon commencement of any such option exchange program, XETA Technologies will also file the written materials relating to the exchange offer with the Securities and Exchange Commission as part of a tender offer statement on Schedule TO. If the option exchange program is commenced, eligible employees, as well as shareholders and members of the public, will be able to obtain these tender offer materials and other documents filed by XETA Technologies, Inc. with the SEC free of charge from the SEC’s website at www.sec.gov. Eligible employees will also be able to obtain free of charge a written copy of the option exchange offer materials, if and when they are available, by calling XETA Technologies at (918)664-8200, or by writing to XETA Technologies, 1814 W. Tacoma, Broken Arrow, Oklahoma, 74012, Attention: Robert B. Wagner, Chief Financial Officer.

Definitive Proxy Statement Proposals #3 and #4
Q&A Suggested Script
Annual Shareholder Meeting
April 6, 2004

1. Question: Why are we doing this?

“There are three components to our compensation program: (i) salary and benefits; (ii) annual cash incentive bonus opportunities associated with ongoing Company operating parameters, objectives and initiatives; and (iii) equity based compensation. Of these, equity based compensation has provided the greatest employee retention and motivation benefits to Xeta and has, also, done the best job of aligning the interests of employees, particularly senior executives, with those of the shareholders. The stock options that we are evaluating replacing are no longer providing the retention and motivation benefits we desire, and yet, they still represent potential dilution to Xeta’s shareholders. We believe we can replace the options in a way that significantly improves employee retention and motivation and reduces the potential dilution to shareholders. We believe that is in the best interest of the Company and its shareholders.”

     2. Question: Why are we doing this now?

“Xeta remained profitable during the economic downturn of the past three years, thereby faring much better than the majority of companies in the telecommunications sector. This was due in large part to the rigorous cost controls put in place at that time by the Company’s management, employees, and Board of Directors:

•	The Company’s workforce and work processes were dramatically streamlined for further efficiencies.

•	The growth of salaries and benefits expenditures for remaining employees was severely curtailed.

•	The Company’s formal executive incentive bonus program was suspended indefinitely.

•	Since May of 2001, the salary of the CEO and the fees paid to the Company’s directors were each reduced by twenty per cent.

•	Additionally, the Company last made a general stock option grant to employees two and a half years ago.

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Thanks to these measures and others, we believe that Xeta is beginning to turn the corner. The business prospects for the Company going forward appear to be better than at any time in the last three years. The general economy and Xeta’s market value appear to be in a promising recovery. However, as the economy improves, the competition for talented employees will pick up once again. Indeed, we are already beginning to see this trend. We know from experience that in our industry, competition for such employees is intense. Thus, the Company must be deliberate in its efforts to attract and retain the best people. The Company’s Board of Directors believes the proposed exchange is a timely positive step to address this competitive issue and will serve as a reward for a job well done during those tough times.”

3. Question: Will you exclude Officers and Directors from the exchange offer?

“Excluding officers and directors is currently a popular view. It goes with the rationale that the shareholders have suffered a diminution in value, so Officers and Directors should as well in their equity based compensation. Even so, it would remain in the best interests of shareholders for the Company to retain qualified and capable management and to motivate them to create and enhance shareholder value. For this reason, our stated compensation philosophy is that equity based compensation is primarily directed at senior management. At present, the Company’s executives and directors possess stock option grants for 309,000 shares and are vested in options for 188,000 shares.. This compares to the Company’s total outstanding option grants for 1,300,280 shares and includes the options proposed for exchange. By the Company’s analysis, both the total option overhang and the portion granted to officers and directors are well within generally accepted norms. We believe that the Company and its shareholders will both benefit by including officers and directors in the exchange.”

4. Question: If you exchange the options under the 2000 Plan, will you re-issue those options at a lower strike price? If so, when do you plan to do that?

“The shares underlying any options that were issued under the 2000 Stock Option Plan that are exchanged in an exchange program authorized by the Company, will go back into the pool of authorized shares available for issuance under the 2000 Plan. For example, if an employee exchanges options for 100 shares in the exchange offer, the outstanding stock options for such shares will be cancelled, and the number of shares available for issuance under the 2000 Plan will be restored by 100. Since the 2000 Plan does not expire until January 5, 2010, these shares would be available for issuance any time before that date if the Compensation Committee determines to issue new options under such Plan. The Company has no current plans to issue more options under the 2000 Plan, but all of the options that are tendered in the exchange offer will be legally available for issuance in the future under the 2000 Plan until such time as the Plan expires. The exercise price at which such options would be issued depends upon the market price of the stock at the time of grant. Consequently, we cannot say today whether these options, if ever “re-issued”, would be issued at lower exercise prices than the ones being exchanged, since the fair market value at the time of grant will determine the exercise price at which options will be granted.”

5. Question: Why is there a separate proposal just for Larry Patterson?

“Mr. Patterson’s options were not issued under the Company’s 2000 Stock Option Plan. Instead, Mr. Patterson’s options were separately negotiated and granted, upon Board approval, as part of his initial compensation package when he was first hired by the Company. An amendment to the 2000 Plan allowing for the Company to exchange outstanding options for restricted stock would have no application to Mr. Patterson’s separately issued stock options, since his options were not issued under the 2000 Plan. Consequently, the Company has presented the proposed amendment to Mr. Patterson’s stock option as a separate proposal from the proposal to amend the 2000 Stock Option Plan.”

6. Question: Does the Company know which options (in other words, options at which exercise prices) it plans to exchange?

“At the present time, the Compensation Committee has determined that any exchange offer conducted in the near future would likely involve only those outstanding stock options with an exercise price of $15.53 or higher. On that basis, the Company would propose to exchange options on 179,450 shares.

It is also likely that the proposed exchange would be for restricted stock with a new vesting schedule—even if the options to be exchanged are already fully vested—and at a ratio that is significantly less dilutive than if the options had been fully exercised.”

7. Question: Does the Company know what the exchange rate would be?

“At the present time the Company has not yet finalized the specific terms of an exchange offer. However, let me emphasize that what we are talking about here is not an option repricing. Rather, we are talking about exchanging options for a new

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stock incentive award, with similar theoretical values. Such an exchange is designed to realign the benefits to employees with the interests of the shareholders.

Typically in such exchanges, the process used to determine the exchange ratio begins with a theoretical option valuation model, such as, for example, the Black-Scholes model. A value is calculated for the existing options using the selected valuation model, and then a discount factor may be applied to account for limitations and inherent inaccuracies in, and other factors (for example, the vesting schedule of the old options) not taken into account by, the theoretical model used. The value of the options is then compared to the value of the new stock incentive award, in this case restricted stock with a vesting period and risk of forfeiture, and the relationship between the two values becomes the ratio for how many shares of restricted stock to grant in exchange for the existing options so that they retain similar values. The ratio will result in a lesser number of shares being assigned to the new stock award.

Forward Looking Statements

The foregoing Q&A Suggested Script contains forward-looking statements which are made subject to the provisions of the Private Securities Litigation Reform Act of 1995. These statements include statements concerning the outlook for the Company’s business prospects, the outlook for the state of the economy in general, and the economic outlook for the Company’s markets. These and other forward-looking statements (generally identified by such words as “expects,” “plans,” “believes,” “anticipates,” “appears” and similar words or expressions) reflect management’s current expectations, assumptions, and beliefs based upon information currently available to management. Investors are cautioned that all forward-looking statements are subject to certain risks and uncertainties which are difficult to predict and that could cause actual results to differ materially from those projected. These risks and uncertainties include, but are not limited to, the state of the U.S. economy and the communications market specifically, the Company’s ability to successfully exploit the Nortel Networks market, the continued success and growth of Avaya, the long term success of the Company’s growth strategies, market acceptance of and demand for the Company’s product and service offerings, the availability and retention of sales professionals and trained technicians, the impact of the continuing war in Iraq and further terrorist attacks upon the U.S. stock market and economy, competition and inflation. Additional factors which could affect actual results are described in the section entitled “Outlook and Risk Factors” contained in the Company’s Form 10-K for its fiscal year ended October 31, 2003 and its Form 10-Q for its fiscal quarter ended January 31, 2004.

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